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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

deCODE genetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

2435861040

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-02)

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,046,216
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,046,216

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,046,216 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,798,215
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,798,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,215 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,798,215
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,798,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,215 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,798,215
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,798,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,215 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Combined Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,798,215
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,798,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,798,215 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 526,429
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 526,429

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,429 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 526,429
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 526,429

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,429 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 526,429
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 526,429

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,429 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 526,429
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 526,429

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,429 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 142,857
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 142,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 142,857
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 142,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 142,857
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 142,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 142,857
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 142,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,857 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,920,786
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,920,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,786 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgins Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,920,786
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,920,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,786 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,920,786
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,920,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,786 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 2435861040	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 1,920,786
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 1,920,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,920,786 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON* CO

Item 1.	(a)	Name of Issuer

deCODE genetics, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

8 Sturlugata IS 101 Reyjkavik K6 00000 011 354 570 1900

Item 2.	(a)	Name of Person Filing

This statement is filed by:

	(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

	(ii)	Whitebox Combined Advisors, LLC a Delaware limited liability company (“WCA”).

	(iii)	Whitebox Combined Partners, L.P. a British Virgin Islands limited partnership (“WCP”).

	(iv)	Whitebox Combined Fund, L.P. a Delaware limited liability company (“WCFLP”).

	(v)	Whitebox Combined Fund, Ltd. a British Virgin Islands limited partnership (“WCFLTD”).

	(vi)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”);

	(vii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”);

	(viii)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”);

	(ix)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands business company (“WCAFLTD”);

	(x)	Whitebox Diversified Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WDCAA”);

	(xi)	Whitebox Diversified Convertible Arbitrage Partners, L.P., a Cayman Islands limited partnership (“WDCAP”);

	(xii)	Whitebox Diversified Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WDCAFLP”);

	(xiii)	Whitebox Diversified Convertible Arbitrage Fund, Ltd., a Cayman Islands exempted company (“WDCAFLTD”);

	(xiv)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA”);

	(xv)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands business company (“WHHYP”)

	(xvi)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited partnership (“WHHYFLP”); and

	(xvii)	Whitebox Hedged High Yield Fund, Ltd., a British Virgin Islands business company (“WHHYFLTD”).

	(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WCA, WCFLP, WCAA, WCAFLP, WDCAA, WDCAFLP, WHHYA, and WHHYFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WCP, WCFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

The address of the business office of WDCAP and WDCAFLTD is:

One Capital Place

P.O. Box 847

Grand Cayman KY1-1103

Cayman Islands

	(c)	Citizenship

WA, WCA, WCFLP, WCAA, WCAFLP, WDCAA, WDCAFLP, WHHYA and WHHYFLP are organized under the laws of the State of Delaware; WCP, WCFLTD, WCAP, WCAFLTD, WHHYP and WHHYFLTD are organized under the laws of the British Virgin Islands; WDCAP and WDCAFLTD are organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

2435861040

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

In addition to the investment advisers on behalf of whom this statement is filed pursuant to § 240.13d-1(b), this statement is also filed on behalf of the following persons pursuant to § 240.13d-1(c): WCFLP, WCAFLP, WDCAFLP, WHHYFLP, WCAP, WDCAP, WHHYP, WCFLTD, WCAFLTD, WDCAFLTD and WHHYFLTD.

Whitebox Combined Advisors, LLC a Delaware limited liability company

(“WCA”).

Item 4.	Ownership

(a) Amount Beneficially Owned

WA, acting as investment adviser to its clients, is deemed to beneficially own 5,046,216 shares of Common Stock of the Company.

WCA, acting as investment advisor to its clients, is deemed to beneficially own 1,798,215 Shares of Common Stock of the company.

WCP is deemed to beneficially own 1,798,215 shares of Common Stock of the as a result of its indirect ownership of convertible bonds of the company

WCFLP is deemed to beneficially own 1,798,215 shares of Common Stock of the as a result of its indirect ownership of convertible bonds of the company

WCFLTD is deemed to beneficially own 1,798,215 shares of Common Stock of the as a result of its indirect ownership of convertible bonds of the company

WCAA, acting as investment adviser to its clients, is deemed to beneficially own 526,429 shares of Common Stock of the Company.

WCAP is deemed to beneficially own 526,429 shares of Common Stock of the Company as a result of its direct ownership of convertible bonds of the Company.

WCAFLP is deemed to beneficially own 526,429 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

WCAFLTD is deemed to beneficially own 526,429 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

WDCAA, acting as investment adviser to its clients, is deemed to beneficially own 142,857 shares of Common Stock of the Company.

WDCAP is deemed to beneficially own 142,857 shares of Common Stock of the Company as a result of its direct ownership of convertible bonds of the Company.

WDCAFLP is deemed to beneficially own 142,857 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

WDCAFLTD is deemed to beneficially own 142,857 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

WHHYA, pursuant to acting as investment adviser to its clients, beneficially owns 1,920,786 shares of Common Stock of the Company.

WHHYP is deemed to beneficially own 1,920,786 shares of Common Stock of the Company as a result of its direct ownership of convertible bonds of the Company.

WHHYFLP is deemed to beneficially own 1,920,786 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

WHHYFLTD is deemed to beneficially own 1,920,786 shares of Common Stock of the Company as a result of its indirect ownership of convertible bonds of the Company.

As a result of the relationships described in this statement, each of WA, WCA, WCFLP, WCFLTD, WCAA, WCAFLP, WCAFLTD, WDCAA, WDCAFLP, WDCAFLTD, WHHYA, WHHYFLP and WHHYFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock issuable upon the conversion of convertible bonds held by one or more of WCP, WCAP, WDCAP, WHHYP and other investment advisory clients. WA, WCA, WCFLP, WCFLTD, WCAA, WCAFLP, WCAFLTD, WDCAA, WDCAFLP, WDCAFLTD, WHHYA, WHHYFLP and WHHYFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WCA, WCAA, WDCAA, WHHYA, WCP, WCAP, WDCAP, WHHYP, WCFLP, WCAFLP, WDCAFLP, WHHYFLP, WDCAFLTD, WCFLTD, WCAFLTD, and WHHYFLTD are a group, or have agreed to act as a group.

(b) Percent of Class

WA is deemed to beneficially own 7.6% of the Company’s Common Stock.

WCA is deemed to beneficially own 2.7% of the company’s Common Stock

WCP is deemed to beneficially own 2.7% of the company’s Common Stock

WCFLP is deemed to beneficially own 2.7% of the company’s Common Stock

WCFLTD is deemed to beneficially own 2.7% of the company’s Common Stock

WCAA is deemed to beneficially own 0.8% of the Company’s Common Stock.

WCAP is deemed to beneficially own 0.8% of the Company’s Common Stock.

WCAFLP is deemed to beneficially own 0.8% of the Company’s Common Stock.

WCAFLTD is deemed to beneficially own 0.8% of the Company’s Common Stock.

WDCAA is deemed to beneficially own 0.2% of the Company’s Common Stock.

WDCAP is deemed to beneficially own 0.2% of the Company’s Common Stock.

WDCAFLP is deemed to beneficially own 0.2% of the Company’s Common Stock.

WDCAFLTD is deemed to beneficially own 0.2% of the Company’s Common Stock.

WHHYA beneficially owns 2.9% of the Company’s Common Stock.

WHHYP is deemed to beneficially own 2.9% of the Company’s Common Stock.

WHHYFLP is deemed to beneficially own 2.9% of the Company’s Common Stock.

WHHYFLTD is deemed to beneficially own 2.9% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 66,791,286 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on October 31, 2007, plus Common Stock issuable upon conversion of Convertible Bonds.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

WA has shared voting power with respect to 5,046,216 shares of the Company’s Common Stock.

WCA, WCP, WCFLP, and WCFLTD have shared voting power with respect to 1,798,215 Shares of the Company’s Common Stock.

WCAA, WCAP, WCAFLP, and WCAFLTD have shared voting power with respect to 526,429 shares of the Company’s Common Stock.

WDCAA, WDCAP, WDCAFLP, and WDCAFLTD have shared voting power with respect to 142,857 shares of the Company’s Common Stock.

WHHYA, WHHYP, WHHYFLP, and WHHYFLTD have shared voting power with respect to 1,920,786 shares of the Company’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

WA has shared power to direct the disposition of 5,046,216 shares of the Company’s Common Stock.

WCA, WP, WCFLP, and WCFLTD have shared power to direct the disposition of 1,798,215 Shares of the Company’s Common Stock.

WCAA, WCAP, WCAFLP, and WCAFLTD have shared power to direct the disposition of 526,429 shares of the Company’s Common Stock.

WDCAA, WDCAP, WDCAFLP, and WDCAFLTD have shared power to direct the disposition of 142,857 shares of the Company’s Common Stock.

WHHYA, WHHYP, WHHYFLP, and WHHYFLTD have shared power to direct the disposition of 1,920,786 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2009
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC,

on behalf of Whitebox Convertible Arbitrage Advisors, LLC,

Whitebox Diversified Convertible Arbitrage Advisors, LLC,

and Whitebox Hedged High Yield Advisors, LLC

Name/Title

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2009
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood, Chief Operating Officer of Whitebox Advisors, LLC,

on behalf of Whitebox Convertible Arbitrage Partners, L.P.,

Whitebox Convertible Arbitrage Fund, L.P.,

Whitebox Convertible Arbitrage Fund, Ltd.,

Whitebox Diversified Convertible Arbitrage Partners, L.P.,

Whitebox Diversified Convertible Arbitrage Fund, L.P.,

Whitebox Diversified Convertible Arbitrage Fund, Ltd.,

Whitebox Hedged High Yield Partners, L.P.,

Whitebox Hedged High Yield Fund, L.P., and

Whitebox Hedged High Yield Fund, Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)